SilverCrest Declares Commercial Production at Las Chispas

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 7, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the declaration of commercial production at the Company's Las Chispas Mine ("Las Chispas") located in Sonora, Mexico, effective November 1, 2022.

Declaration of commercial production is based on achieving a continuous two month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tonnes per day ("tpd") or 1,000 tpd and showing a combined gold ("Au") and silver ("Ag") recovery or silver equivalent ("AgEq"**) recovery of greater than 85%. The commissioning period was from September 1, 2022, through October 31, 2022, where the plant processed 62,146 tonnes of ore for an average of 1,019 tpd. For the same period, the metallurgical recovery averaged 96.7% gold and 96.8% silver, or 96.7% AgEq.

Pierre Beaudoin, COO stated, "We would like to congratulate our Las Chispas site team and contractors who have played an instrumental role in achieving this milestone on the planned schedule. We have been impressed by the early performance of the Las Chispas processing plant and continue to work to fine tune and complete the ramp up.  Our underground mining team also continues to ramp up the operation with a focus on refinement of mining methods and implementation of grade control procedures."

N. Eric Fier, CEO commented, "Moving Las Chispas from discovery to production in less than seven years is a monumental achievement. We are extremely proud of the dedication and execution from all involved. We now look forward to finishing our ramp-up to designed levels, generating revenue with subsequent free cash flow, and releasing an updated Technical Report in H1, 2023".

Construction of the processing plant at Las Chispas was initiated in February 2021 and was completed on time and on budget in May, 2022 with a target of declaring commercial production in Q4, 2022. Throughout commissioning, the processing plant performed in line or ahead of all Feasibility Study* metrics while processing ore primarily sourced from stockpiles including recently mined underground ore. The underground mine is also progressing its ramp-up with a target to exit 2022 at a rate of 600 to 700 tpd, as previously disclosed. In the month of October, 2022  the Company exceeded the lower end of this mining tonnage target.

The Company will provide further details on plant commissioning, underground mining, ramp-up production for Q3, 2022 and year to date in its Q3, 2022 Financials and MD&A and financials.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 ("Feasibility Study")

** AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and production company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and production assets in Mexico's historic precious metal districts. The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. SilverCrest's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the timing and expectations of the Company's production ramp up of the Las Chispas processing plant, productivity and ramp up of the Las Chispas underground mine and generating free cash flow in 2023 and the timing and completion of an updated technical report in H1, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager
Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1